SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 1)*

Jackson Hewitt Tax Service Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)

468202106
(CUSIP Number)

James J. Wheaton, Esq.
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, VA 23462
(757) 687-7719
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2009
(Date of Event That Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of the Sections 240.13d -1(e), 240.13d -1(f) or 240.13d(g), check the following box.[ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties for whom copies are to be sent.
___________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 468202106

1.	NAMES OF REPORTING PERSONS JTH Tax, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ x ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,669,237
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,669,237
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,669,237
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
9.3% (28,791,958 shares of common stock of the issuer were outstanding as of February 28, 2009. Percentage of class calculated inclusive of 8,150 call option contracts  (representing 815,000 common shares) held by JTH Tax, Inc.)

14.	TYPE OF REPORTING PERSON (see instructions) CO

     This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 20, 2009 and filed on March 30, 2009 (the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Jackson Hewitt Tax Service Inc. (the “Issuer”), a Delaware corporation. JTH Tax, Inc. (the “Reporting Person”) is filing this Amendment to disclose the acquisition of the Issuer’s Common Stock and presently exercisable call options in open market transactions between March 23, 2009 and March 30, 2009.

     Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

     Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     “All purchases of Common Stock and presently exercisable call options by the Reporting Person between March 23, 2009 and March 30, 2009 were made in open market transactions, funded by the working capital of the Reporting Person. The aggregate purchase price, excluding commissions, for these shares of Common Stock and presently exercisable call options, which are reported herein as shares beneficially owned by the Reporting Person, was $2,920,967.”

Item 5.	Interest in Securities of the Issuer.

     Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “As of the close of business on March 30, 2009, the Reporting Person is deemed to be the beneficial owner of 2,669,237 shares of the Issuer’s Common Stock and presently exercisable call options, constituting approximately 9.3% of the shares of Common Stock outstanding. The aggregate percentage of shares reported herein is based upon 28,791,958 shares outstanding, which is the total number of shares outstanding as of February 28, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on March 12, 2009 for the fiscal quarter ended January 31, 2009.”

     Item 5(b) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     “The Reporting Person has the sole power to vote or direct the vote of 2,669,237 shares of Common Stock and the sole power to dispose or direct the disposition of 2,669,237 shares of Common Stock.”

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     “The Reporting Person has engaged in the following transactions in the Issuer’s Common Stock from March 23, 2009 to March 30, 2009:

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share ($)		of Transaction
March 23, 2009	75,000	0	0.95	(1)(2)	Call option contract purchase
March 24, 2009	75,000	0	0.90	(1)(2)	Call option contract purchase
March 24, 2009	100,000	0	0.30	(1)(2)	Call option contract purchase
March 25, 2009	100,000	0	0.35	(1)(2)	Call option contract purchase
March 25, 2009	200,000	0	3.57	(1)	Open market purchase
March 26, 2009	57,120	0	4.26	(1)	Open market purchase
March 27, 2009	133,930	0	4.47	(1)	Open market purchase
March 27, 2009	235,000	0	2.12	(1)(2)	Call option contract purchase
March 30, 2009	100,000	0	2.02	(1)(2)	Call option contract purchase
March 30, 2009	100,000	0	4.64	(1)	Open market purchase
Total	1,176,050	0

(1)	Excluding commissions.
(2)	As of March 30, 2009, call options have not been exercised.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

     “As of March 30, 2009, the Reporting Person had entered into the following additional contracts with regard to the Issuer’s Common Stock:

     On March 23, 2009, the Reporting Person acquired 750 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of April 17, 2009. The average acquisition price of each contract was $94.67, excluding commissions.

     On March 24, 2009, the Reporting Person acquired 750 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of April 17, 2009. The acquisition price of each contract was $90.00, excluding commissions.

     On March 24, 2009, the Reporting Person acquired 1,000 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $5.00 per share. The call option contracts have a maturity date of May 15, 2009. The acquisition price of each contract was $30.00, excluding commissions.

     On March 25, 2009, the Reporting Person acquired 1,000 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the

Issuer’s Common Stock at $5.00 per share. The call option contracts have a maturity date of May 15, 2009. The acquisition price of each contract was $35.00, excluding commissions.

     On March 27, 2009, the Reporting Person acquired 2,350 call option contracts on the International Securities Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of April 17, 2009. The average acquisition price of each contract was $211.01, excluding commissions.

     On March 30, 2009, the Reporting Person acquired 1,000 call option contracts. 514 of the call option contracts were purchased on the International Securities Exchange and 486 of the call option contracts were purchased on the Pacific Coast Exchange. Each contract gives the Reporting Person the right to purchase 100 shares of the Issuer’s Common Stock at $2.50 per share. The call option contracts have a maturity date of April 17, 2009. The average acquisition price of each contract was $201.80, excluding commissions.

     Except as otherwise disclosed in this Item 6, the Reporting Person has no knowledge of any contracts, arrangement, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.”

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009

JTH Tax, Inc.
By:	Mark F. Baumgartner

/s/ Mark F. Baumgartner
Name:	Mark F. Baumgartner
Title:	Chief Financial Officer